Term sheet	Term sheet no. 1
To prospectus dated May 30, 2006,	Product supplement no. 170-I
prospectus supplement dated May 30, 2006,	Underlying supplement no. 360
product supplement no. 170-I dated January 22, 2007 and	Registration Statement no. 333-134553
underlying supplement no. 360 dated January 22, 2007	Dated January 26, 2007
Rule 433

LEHMAN BROTHERS HOLDINGS INC.
$
Capped Inverse Return Leveraged Notes Linked to the iShares® Dow Jones U.S. Real Estate Index Fund (IYR) due
February 8, 2009

General

•                  Senior unsecured obligations of Lehman Brothers Holdings Inc. maturing February 8, 2009 †.

•                  Payment is linked to the iShares® Dow Jones U.S. Real Estate Index Fund.  You may lose some or all of your investment.

•                  The notes are designed for investors who seek a leveraged return at maturity on any depreciation of the iShares® Dow Jones U.S. Real Estate Index Fund.  Investors should be willing to forego interest payments, receive a return that is limited by a cap, and lose some or all of their principal at maturity or upon an automatic call upon the occurrence of a Knock-Out Event.

•                  Minimum denominations of $1,000 and integral multiples thereof.

•                  The minimum initial investment is $10,000.

•                  The notes are expected to price on or about February 5, 2007†† (the “expected pricing date”) and are expected to settle on or about February 8, 2007.

Key Terms

Index Fund:	iShares® Dow Jones U.S. Real Estate Index Fund (IYR) (the “Index Fund”)

Underlying Index:	Dow Jones U. S. Real Estate Index (the “Underlying Index”)

(continued on next page)

Investing in the Capped Inverse Return Leveraged Notes linked to the iShares® Dow Jones U.S. Real Estate Index Fund involves a number of risks.  See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 170-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 360 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 170-I dated January 22, 2007, underlying supplement no. 360 dated January 22, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 170-I, underlying supplement no. 360, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 170-I, underlying supplement no. 360, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 170-I, underlying supplement no. 360 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. expects to receive up to $8.75 per $1,000 principal amount, or 0.875% in commission, and will use a portion of this amount to pay selling commissions of up to $2.50 per $1000 principal amount, or 0.250%, to pay selling concessions to other dealers.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

January 26, 2007

Key Terms (continued)

Knock-Out Event/ Automatic Call:

If at any time during the Monitoring Period the price of one share of the Index Fund is above the Knock-Out Level, a Knock-Out Event will have occurred and the notes will be automatically called for a cash payment described below under “Payment upon Knock-Out Event” on the third business day after the trading day upon which the Knock-Out Event occurred (such trading day, the “Knock-Out Determination Date”).

Monitoring Period:	The period from, but excluding, the pricing date to, but excluding, the Observation Date.

Knock-Out Level:	The U.S. dollar amount calculated by multiplying 200% by the Initial Share Price.

Payment upon Knock-Out Event:

If a Knock-Out Event occurs, your investment will result in a significant loss. Upon an automatic call upon the occurrence of a Knock-Out Event, you will receive a cash payment per $1,000 principal amount note calculated as follows:

present value of $1,000 – ($1,000 x (Knock-Out Share Return – Loss Reduction Factor));

provided, however, that in no event shall you owe any amount to Lehman Brothers Holdings. You will lose some or all of your investment if a Knock-Out Event occurs.

Knock-Out Share	Knock-Out Share Price – Initial Share Price
Return:	Initial Share Price

Knock-Out Share Price:	The closing price of one share of the Index Fund on the first scheduled trading day after the Knock-Out Determination Date†††, times the Share Adjustment Factor.

Initial Share Price:

The closing price of one share of the Index Fund on the pricing date; provided that for purposes of determining whether a Knock-Out Event has occurred, the Initial Share Price shall equal the closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.

Loss Reduction Factor:	15%

Payment at Maturity:

If the Final Share Price is below the Initial Share Price, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the absolute value of the Share Return multiplied by the Leverage Factor*, subject to the Maximum Total Return. The Maximum Total Return will be 40% of $1,000 principal amount. Accordingly, the return potential of the notes will be limited to the Maximum Total Return, even if the absolute value of the Share Return multiplied by the Leverage Factor is greater than the Maximum Total Return. Subject to the Maximum Total Return, your cash payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x absolute value of Share Return x Leverage Factor)

*The actual Leverage Factor will be set on the pricing date and will not be less than 200%.

If the Final Share Price is below the Initial Share Price and the absolute value of the Share Return multiplied by the Leverage Factor exceeds the Maximum Total Return, you will receive a cash payment per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x Maximum Total Return)

Your principal is protected against an increase in the Initial Share Price up to, and including, the Threshold Level. If the Final Share Price is above or equal to the Initial Share Price and equal to or below the Threshold Level, you will receive a cash payment of $1,000 per $1,000 principal amount note.

If the Final Share Price is above the Threshold Level, your investment will result in a loss. If the Final Share Price is above the Threshold Level, for every 1% increase of the Share Return, you will lose an amount equal to 1% of the principal amount of your notes, and you will receive a cash payment per $1,000 principal amount note calculated, unless otherwise specified in the relevant terms supplement, as follows:

$1,000 – ($1,000 x (Share Return – Loss Reduction Factor));

provided, however, that in no event shall you owe any amount to Lehman Brothers Holdings. You will lose some or all of your investment at maturity if the Final Share Price is above the Threshold Level.

Key Terms (continued)

Share Return:	Final Share Price – Initial Share Price
Initial Share Price

Leverage Factor:	The actual Leverage Factor will be set on the pricing date and will not be less than 200%.

Maximum Total Return:	40%

Threshold Level:	The U.S. dollar amount calculated by multiplying 115% by the Initial Share Price.

Final Share Price:	The closing price of one share of the Index Fund on the Observation Date, times the Share Adjustment Factor.

Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 170-I for further information about these adjustments.

Observation Date:	February 4, 2009†

Maturity Date:	February 8, 2009†

CUSIP:

†                   Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 170-I.

††              The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences.”

†††     Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Automatic Call” in the accompanying product supplement no. 170-I.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 170-I and underlying supplement no. 360.  Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 170-I, underlying supplement no. 360, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 170-I and “Risk Factors” in the accompanying underlying supplement no. 360, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•                  Product supplement no. 170-I dated January 22, 2007: http://www.sec.gov/Archives/edgar/data/806085/000110465907003745/a07-1299_10424b2.htm

•                  Underlying supplement no. 360 dated January 22, 2007: http://www.sec.gov/Archives/edgar/data/806085/000110465907003749/a07-1299_11424b2.htm

•                  MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•                  Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•                  Leveraged Return Potential:  If a Knock-Out Event does not occur, the notes provide the opportunity to earn leveraged returns if the Index Fund declines, by multiplying the absolute value of the Share Return by the Leverage Factor, subject to the Maximum Total Return.  The actual Leverage Factor will be determined on the pricing date and will not be less than 200%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•                  Limited Protection Against Loss If the Index Fund Increases:  If the Final Share Price is above or equal to the Initial Share Price and below or equal to the Threshold Level, you will receive a cash payment of $1,000 per $1,000 principal amount note.  In addition, the Loss Reduction Factor will generally reduce the loss you would incur at maturity if the Final Share Price is above the Threshold Level or upon an automatic call, if applicable.

•                  Diversification of the iShares® Dow Jones U.S. Real Estate Index Fund:  The return on the notes is linked to the performance of the iShares® Dow Jones U.S. Real Estate Index Fund.  The iShares® Dow Jones U.S. Real Estate Index Fund seeks to generate investment results that correspond generally to the Dow Jones U.S. Real Estate Index by pursuing an investment strategy that includes investing directly in the common stocks included in the Dow Jones U.S. Real Estate Index.  The Dow Jones U.S. Real Estate Index measures the performance of the real estate sector of the U.S. equity market.  For additional information about the Index Fund and the Underlying Index, see “iShares® Dow Jones U.S. Real Estate Index Fund” and “Dow Jones U.S. Real Estate Index” in the accompanying underlying supplement no. 360.

•                  Certain U.S. Federal Income Tax Consequences:  The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that it is reasonable to treat the notes as cash-settled financial contracts for U.S. federal income tax purposes, as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 170-I, and will be based on certain factual representations to be received from us on or prior to the pricing date.

Selected Risk Factors

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in shares of the Index Fund, any of the common stocks held by the Index Fund or any of the common stocks included in the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 170-I and in the “Risk Factors” section of the accompanying underlying supplement no. 360.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•                  Your Investment in the Notes May Result in a Significant Loss: The notes do not guarantee any return of principal.  The return on the notes at maturity or upon an automatic call upon the occurrence of a Knock-Out Event, if applicable, is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Share Return is negative or positive.  You will lose some or all of your principal amount at maturity if the Final Share Price is above the Threshold Level.  You will lose some or all of your principal amount upon an automatic call if a Knock-Out Event occurs, which it will if the price of one share of the Index Fund is above the Knock-Out Level at any time during the Monitoring Period.

•                  The Notes Might Not Pay More than the Principal Amount: If the Final Share Price is above or equal to the Initial Share Price and is equal to or below the Threshold Level, at maturity you will receive only your principal amount.  This will be true even if the closing price of one share of the Index Fund was below the Initial Share Price at some time during the life of the notes but increased above the Initial Share Price on the Observation Date.

•                  Your Return on the Notes is Capped:  Your ability to participate in the depreciation of the Index Fund will be limited to the Maximum Total Return of 40%.  If the product of the absolute value of the Share Return and the Leverage Factor (which will be determined on the pricing date and will not be less than 200%) exceeds the Maximum Total Return, the return on each $1,000 principal amount note will equal $1,000 x 40%, or $400, and will not be determined by reference to the Share Return even though the product of the absolute value of the Share Return and the Leverage Factor may reflect significantly greater depreciation in the Index Fund than 40%.  As a result, you may receive a lower payment at maturity, if the notes are not automatically called, than you would have received if you had sold short shares of the Index Fund, the common stocks held by the Index Fund, the common stocks included in the Underlying Index or contracts relating to the Underlying Index for which there is an active secondary market.

•                  Differences Between the Index Fund and the Underlying Index:  The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index.  In addition, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

•                  The Index Fund is Subject to Management Risk:  The Index Fund is subject to the risk that the investment strategy of Barclays Global Fund Advisors, which we refer to as BGFA, which is the investment adviser to the Index Fund, may not produce the intended results.  Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund.  Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.

•                  No Interest or Dividend Payments or Voting Rights:  As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends on shares of the Index Fund or other distributions or other rights that holders of shares of the Index Fund would have.  In addition, your return on the notes will not reflect dividends on the common stocks held by the Index Fund.

•                  Dealer Incentives:  We and our affiliates act in various capacities with respect to the notes.  Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes.  Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.  We will pay compensation of approximately $8.75 per note to the principals, agents and dealers in connection with the distribution of the notes.

•                  Certain Built-in Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity or upon an automatic call upon the occurrence of a Knock-Out Event, if applicable, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•                  Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•                  Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the price of the shares of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 170-I.

•                  The Anti-Dilution Protection is Limited:  The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

Sensitivity Analysis — Hypothetical Payment at Maturity or Upon a Knock-Out Event and Resulting Automatic Call for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity, if any, or upon a Knock-Out Event and resulting automatic call, if applicable, for a $1,000 principal amount note for a hypothetical range of performance for the Index Fund from -50% to +150% and assumes an Initial Share Price of $87.16, a Knock-Out Level of $174.32 (which is the product of the assumed Initial Share Price of $87.16 and 200%), a Threshold Level of $100.23 (which is the product of the assumed Initial Share Price of $87.16 and 115%), a Leverage Factor of 200% and no anti-dilution adjustments occur, and reflects a Maximum Total Return of 40% and a Loss Reduction Factor of 15%. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different.  In addition, the dollar amounts listed under “Knock-Out Share Price” assume that the price of one share of the Index Fund on the preceding trading day was above the Knock-Out Level, resulting in a Knock-Out Event and an automatic call, and the dollar amounts listed under “Payment upon Automatic Call” assume that the present value of $1,000 on the first scheduled trading day after the Knock-Out Determination Date was $975. The numbers appearing in the table below have been rounded for ease of analysis.

Final Share Price/Knock- Out Share Price	Share Return/Knock-Out Share Return	Payment at Maturity	Payment upon Automatic Call
43.58	-50.00%	1,400.00	N/A
61.01	-30.00%	1,400.00	N/A
69.73	-20.00%	1,400.00	N/A
74.09	-15.00%	1,300.00	N/A
78.44	-10.00%	1,200.00	N/A
82.80	-5.00%	1,100.00	N/A
87.16	0.00%	1,000.00	N/A
91.52	5.00%	1,000.00	N/A
95.88	10.00%	1,000.00	N/A
100.23	15.00%	1,000.00	N/A
104.59	20.00%	950.00	N/A
113.31	30.00%	850.00	N/A
122.02	40.00%	750.00	N/A
130.74	50.00%	650.00	N/A
139.46	60.00%	550.00	N/A
148.17	70.00%	450.00	N/A
156.89	80.00%	350.00	N/A
165.60	90.00%	250.00	N/A
174.32	100.00%	150.00	N/A
175.19	101.00%	N/A	115.00
183.04	110.00%	N/A	25.00
187.39	115.00%	N/A	0.00
191.75	120.00%	N/A	0.00
200.47	130.00%	N/A	0.00
209.18	140.00%	N/A	0.00
217.90	150.00%	N/A	0.00

Hypothetical Examples of Amounts Payable at Maturity or Upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1:  The closing price of one share of the Index Fund decreases from the Initial Share Price of $87.16 to a Final Share Price of $61.01 and the price of one share of the Index Fund at no time during the Monitoring Period is above the Knock-Out Level of $174.32 (which is 200% of the Initial Share Price).  Because the Final Share Price is below the Initial Share Price by more than 20%, the product of the absolute value of the Share Return times the Leverage Factor of 200%* exceeds the Maximum Total Return of 40% and no Knock-Out Event occurred, you will receive a cash payment at maturity equal to $1,400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 40%) = $1,400

*Assumes a Leverage Factor of 200%.  The actual Leverage Factor will be determined on the pricing date and will not be less than 200%.

Example 2:  The closing price of one share of the Index Fund decreases from the Initial Share Price of $87.16 to a Final Share Price of $78.44 and the price of one share of the Index Fund at no time during the Monitoring Period is above the Knock-Out Level of $174.32.  Because the Final Share Price is below the Initial Share Price and no Knock-Out Event occurred, you will receive a cash payment at maturity equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x | - 0.10 | x 200%*) = $1,200

*Assumes a Leverage Factor of 200%.  The actual Leverage Factor will be determined on the pricing date and will not be less than 200%.

Example 3:  The closing price of one share of the Index Fund increases from the Initial Share Price of $87.16 to a Final Share Price of $95.88 and the price of one share of the Index Fund at no time during the Monitoring Period is above the Knock-Out Level of $174.32.  Because the Final Share Price is above the Initial Share Price and below the Threshold Level of $100.23 (which is 115% of the Initial Share Price), and no Knock-Out Event occurred, you will receive a cash payment at maturity equal to $1,000 per $1,000 principal amount note.

Example 4:  The closing price of one share of the Index Fund increases from the Initial Share Price of $87.16 to a Final Share Price of $113.31 and the price of one share of the Index Fund at no time during the Monitoring Period is above the Knock-Out Level of $174.32.  Because the Final Share Price is above the Threshold Level of $100.23, the Loss Reduction Factor equals 0.15 and no Knock-Out Event occurred, you will receive a cash payment at maturity equal to $850 per $1,000 principal amount note, calculated as follows:

$1,000 – ($1,000 x (0.30 – 0.15)) = $850

Example 5:  The closing price of one share of the Index Fund increases from the Initial Share Price of $87.16 to a Knock-Out Share Price of $175.19 on the first scheduled trading day after the price of one share of the Index Fund is above the Knock-Out Level of $174.32 during the Monitoring Period.  Because the price of one share of the Index Fund is above the Knock-Out Level ($174.32) during the Monitoring Period, a Knock-Out Event has occurred and the notes will be automatically called.  Assuming the present value of $1,000 on the first scheduled trading day after the Knock-Out Determination Date is $975, you will receive on the third business day after the Knock-Out Determination Date a cash payment equal to $115 per $1,000 principal amount note, calculated as follows:

$975 – ($1,000 x (1.01 – 0.15)) = $115

Historical Information

The following graph sets forth the weekly closing price of one share of the Index Fund from January 4, 2002 through January 19, 2007.  The closing price of one share of the Index Fund on January 25, 2007 was $89.53. We obtained the information in the graph below from Bloomberg Financial Markets and, accordingly, we make no representation or warranty as to its accuracy or completeness.

The historical prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the Final Share Price on the Observation Date (if a Knock-Out Event does not occur and the notes are not automatically called).  We cannot give you assurance that the performance of the Index Fund will result in the return of any of your investment.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $[    ] additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $[    ], $[    ] and $[    ], respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.